The information in this pricing supplement is not complete and may be changed. We may not sell these securities until the pricing supplement is delivered in final form. This pricing supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                                Filed pursuant to Rule 424(b)(3)
                                                    Registration No. 333-110318

                              Subject to Completion
               Preliminary Pricing Supplement dated August 9, 2004
PRICING SUPPLEMENT NO. 3
DATED          , 2004 TO
PROSPECTUS DATED DECEMBER 3, 2003
AND PROSPECTUS SUPPLEMENT DATED MARCH 26, 2004

                                     $
                       AMERICAN GENERAL FINANCE CORPORATION
                            MEDIUM-TERM NOTES, SERIES I
                    DUE NINE MONTHS OR MORE FROM DATE OF ISSUE
          Protected Average Return Notes Linked to the S&P 500(r) Index
                                due August 31, 2011
                                   _____________

     The return on the notes will be based on the performance over the term of the notes of the S&P 500(r) Index, which we refer to as the "Index". At the Stated Maturity of the notes, which we refer to as the "maturity" or the "maturity date", for each note you own you will receive a cash payment equal to the sum of the $1,000 principal amount of the note plus the greater of (i) zero and (ii) the "average protected Index return" described below multiplied by $1,000. We will not pay you interest on your notes.

     * The average protected Index return will equal the arithmetic average of the "protected Index closing values" described below on each of the seven "Index observation dates" described below divided by the "initial Index reference level" described below, minus one.
     *  The initial Index reference level is        , which is the closing
        value of the Index on            , 2004.
     * On each Index observation date, the protected Index closing value will equal the greater of (i) the Index closing value on such observation date, regardless of the initial Index reference level, and (ii) the highest Index closing value on any previous Index observation date.
     * The Index observation dates will be August 26, 2005, August 28, 2006, August 27, 2007 and August 26, 2008, 2009, 2010 and 2011.

     At maturity, you will receive no less than the full principal amount of your notes.

     For a detailed description of the terms of the notes, see "Summary Information" beginning on page P-1 and "Specific Terms of the Notes" beginning on page P-9.

     Investing in the notes involves risks. See "Risk Factors" beginning on page P-5.

                                                 Per Note        Total
Public Offering Price	                        $ 1,000.00       $
Agent's Commission                              $    35.00       $
Net Proceeds to Issuer                          $   965.00       $

     Deutsche Bank Securities Inc. is purchasing the notes as principal under our Series I Medium-Term Note Program. To date, including the notes described
by this pricing supplement, we have accepted $           aggregate principal
amount (or its equivalent in one or more foreign currencies) of offers to purchase Medium-Term Notes, Series I described in the accompanying prospectus supplement.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                             Deutsche Bank Securities


                                 TABLE OF CONTENTS

                                                                            Page
Summary Information                                                            1
Risk Factors                                                                   5
Specific Terms of the Notes                                                    9
Hypothetical Returns                                                          14
The S&P 500(r) Index                                                          16
Supplemental United States Federal Income Tax Considerations                  20
Employee Retirement Income Security Act                                       24
Use of Proceeds and Hedging                                                   25


                               Prospectus Supplement

Risk Factors                                                                 S-3
Important Currency Information                                               S-6
Description of the Notes                                                     S-7
Special Provisions Relating to Foreign Currency Notes                       S-28
Certain United States Federal Income Tax Considerations                     S-30
Plan of Distribution                                                        S-38

                                    Prospectus

About This Prospectus                                                          2
Where You Can Find More Information                                            2
Incorporation of Information We File with the SEC                              2
Special Note Regarding Forward-Looking Statements                              3
American General Finance Corporation                                           4
Use of Proceeds                                                                4
Selected Financial Information                                                 5
Ratio of Earnings to Fixed Charges                                             6
Description of Debt Securities                                                 6
Plan of Distribution                                                          16
Legal Opinions                                                                17
Experts                                                                       18

     References in this pricing supplement to "AGFC", "we", "us" and "our" are to American General Finance Corporation. References to the "agent" are to Deutsche Bank Securities Inc.

     You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. Neither we nor the agent has authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither we nor the agent are making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus is accurate only as of the date of this pricing supplement. Our business, financial condition and results of operations may have changed since that date.


                           SUMMARY INFORMATION

     This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the provisions of the Medium-Term Notes, Series I, Protected Average Return Notes Linked to the S&P 500(r) Index due August 31, 2011, which we refer to as the "notes". You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the notes, the S&P 500(r) Index, which we refer to as the "Index", and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should carefully review the "Risk Factors" sections in this pricing supplement and the accompanying prospectus supplement, which highlight certain risks associated with an investment in the notes, to determine whether an investment in the notes is appropriate for you.

What are the notes?

     The notes offered by this pricing supplement will be issued by us and will mature on August 31, 2011. The maturity payment amount will be linked to the performance of the Index. The notes will bear no interest and no payments will be made until maturity.

     As discussed in the accompanying prospectus supplement, the notes are debt securities and are part of a series of debt securities entitled "Medium-Term Notes, Series I" that we may issue from time to time. The notes will rank equally with all of our other unsecured and unsubordinated debt. For more details, see "Specific Terms of the Notes" beginning on page P-9.

     Each note will have a principal amount of $1,000. Each note will be offered at an original public offering price equal to the principal amount. You may transfer only whole notes. We will issue the notes in book-entry form and the notes will be represented by a fully registered global note. The global note will be deposited with The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the notes. See "Description of the Notes - Book-Entry Notes" in the accompanying prospectus supplement.

What will I receive upon maturity of the notes?

     At maturity, for each note you own, you will receive a cash payment equal to the principal amount of $1,000 per note, plus a supplemental redemption amount if the average protected Index return described below is positive. At maturity, for each note you own, you will receive no less than the principal amount of your note.

     Average protected Index return

     The "average protected Index return" will equal the arithmetic average of the protected Index closing values (the "average protected Index closing value") on each of seven specified Index observation dates during the life of the notes divided by the initial Index reference level, minus one. In order for the average protected Index return to be positive and holders of the notes to be entitled to receive a supplemental redemption amount in addition to the return of their principal at maturity, the average protected Index closing value for the seven Index observation dates must be greater than the initial Index reference level.

     The "initial Index reference level" is        , which is the value of the
Index at the close of the market on              , 2004.

     Protected Index closing value

     The "protected Index closing value" on each Index observation date will equal the greater of (i) the closing value of the Index on such Index observation date and (ii) the highest closing value of the Index on any previous Index observation date; provided that on the first Index observation date, which is scheduled to be August 26, 2005, the protected Index closing value will equal the closing value of the Index on such Index observation date regardless of whether the closing value of the Index on such date is higher or lower than the initial Index reference level.

     Index observation dates

     The "Index observation dates" will be August 26, 2005, August 28, 2006, August 27, 2007 and August 26, 2008, 2009, 2010 and 2011, subject to adjustment as discussed in "Specific Terms of the Notes - Maturity Payment Amount" and "- Market Disruption Event".

     Supplemental Redemption Amount

     * If the average protected Index closing value is greater than the initial Index reference level, the supplemental redemption amount will be calculated as follows:

supplemental redemption amount = $1,000 x average protected Index return where

average protected Index return = (average protected Index closing value/
                                         initial Index reference level ) - 1

     * If the average protected Index closing value is less than or equal to the initial Index reference level, the supplemental redemption amount will be zero. In that case, you will receive only the principal amount at maturity and will not receive any supplemental redemption amount. See "Hypothetical Returns" for examples of hypothetical payouts on the notes.

     The protected Index closing value on any Index observation date after the initial Index observation date will be the greater of (i) the Index closing value on such Index observation date and (ii) the highest Index closing value on any previous Index observation date. If the Index closing value on the first Index observation date increases over the initial Index reference level, you will be able to determine a minimum supplemental redemption amount due to you at maturity. In this case, the actual supplemental redemption amount may be higher if the Index increases on any subsequent Index observation date. See, for example, Example 1 under "Hypothetical Returns". If, on the other hand, the Index closing value on the first Index observation date decreases from the initial Index reference level, there can be no assurance that the Index will increase sufficiently on subsequent Index observation dates to result in a supplemental redemption amount. See, for example, Example 3 under "Hypothetical Returns".

     You can review the historical values of the Index in the section of this pricing supplement called "The S&P 500(r) Index - Historical Closing Levels of the Index".

Who should or should not consider an investment in the notes?

     We have designed the notes for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in possible increases in the level of the Index, measured at seven specific dates during the term of the notes using the protected Index closing value.

     This may not be a suitable investment for investors who require an investment that yields a regular return or who are seeking a return equivalent to owning the component stocks, i.e., the common stocks underlying the Index.

What will I receive if I sell the notes prior to maturity?

     The market value of the notes may fluctuate between the date you purchase them and the maturity date. Several factors and their interrelationship will influence the market value of the notes, including the level of the Index and the timing of increases and decreases in the level, dividend yields of the component stocks underlying the Index, the time remaining to the maturity date, interest rates and the volatility of the Index. Depending on the impact of these factors, you may receive less than the principal amount in any sale of your notes before the maturity date and less than what you would have received had you held the notes until the maturity. For more details, see "Risk Factors
- Many factors affect the market value of the notes".

     We expect to enter into an arrangement with one of our affiliates to hedge our obligations under the notes. Our affiliate, in turn, expects to enter into an arrangement with an affiliate of the agent to hedge the equity exposure of our obligations under the notes. The original issue price of the notes includes the agent's commission paid with respect to the distribution of the notes and also includes the cost of hedging our obligations under the notes. The fact that the original issue price of the notes includes the commission and hedging costs is expected to adversely affect the secondary market prices, if any, of the notes. In addition, if the agent makes a market in the notes, the price quoted by the agent may differ from values determined by pricing models used by financial institutions, including the agent.

Who publishes the Index and what does the Index measure?

     The Index is published by Standard & Poor's, a division of The
McGraw-Hill Companies, Inc., which we refer to as "Standard & Poor's" or "S&P", and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Standard & Poor's chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor's Stock Guide Database, which Standard & Poor's uses as an assumed model for the composition of the total market.

     The Index is determined, compared and calculated by Standard & Poor's without regard to the notes.

     You should be aware that an investment in the notes does not entitle you to any ownership interest in the stocks of the companies included in the Index. For a detailed discussion of the Index, see "The S&P 500(r) Index" beginning on page P-16.

Will I have to pay taxes?

     If you are a U.S. Holder (as defined in the accompanying prospectus supplement), you generally will be required to pay taxes on ordinary income from the notes over their term based on the "comparable yield" for the notes determined in accordance with regulations issued by the U.S. Treasury Department, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain and, to a certain extent, loss you may recognize on the sale or maturity of the notes will be treated as ordinary interest income or loss. If you purchase the notes at a time other than the original issue date, the tax consequences to you may be different.

     For further discussion, see "Supplemental United States Federal Income Tax Considerations" beginning on page P-20.

Will I receive interest payments on the notes?

     You will not receive any current interest payments on the notes, but will instead receive the principal amount plus the supplemental redemption amount, if any, at maturity. We have designed the notes for investors who are willing to forego market interest payments on the notes, such as floating interest rates paid on standard senior non-callable debt securities, in exchange for the ability to participate in possible increases in the Index.

Will there be any trading market for the notes?

     Upon issuance, your notes will not have an established trading market. We cannot assure you that a trading market for your notes will ever develop or be maintained if developed. Accordingly, if you sell your notes prior to the maturity date, you may have to sell them at a substantial loss. You should review the section entitled "Risk Factors - There may not be an active trading market for the notes" in this pricing supplement. From time to time, the agent may make a market in the notes, but it is not obligated to do so and may discontinue any market-making activity at any time.

Are there any risks associated with my investment?

     Yes, an investment in the notes is subject to significant risks. We urge you to read the detailed explanation of risks in "Risk Factors" beginning on page P-5.

How may I obtain information about the notes?

     The notes are senior notes issued as part of our Series I Medium-Term Note Program. You can find a general description of our Series I Medium-Term Note Program in the accompanying prospectus supplement. For further information on the notes, contact your financial advisor or call Deutsche Bank Securities Inc. at 1-800-311-4409.

                              RISK FACTORS

     An investment in the notes is subject to many risks, including those described below and those described under "Risk Factors - An Investment in Indexed Notes Presents Significant Risks Not Associated With Other Types of Notes" in the accompanying prospectus supplement. Your notes are a riskier investment than, and do not pay current income like, ordinary debt securities. Also, your notes are not equivalent to investing directly in the component stocks, i.e., the common stocks underlying the Index to which your notes are linked. You should carefully consider whether the notes are suited to your particular circumstances.

You may not earn a return on your investment

     You should be aware that if the product of the average protected Index return and the principal amount of your note is less than, or equal to, zero, the supplemental redemption amount for your note will be zero. This may be true even if the level of the Index was higher than the initial Index reference level at some time or times during the life of the note if it was not higher or sufficiently higher on the Index observation dates. If the supplemental redemption amount is zero, you will receive only the principal amount of your note at maturity.

You may receive less than the full principal amount if you do not hold your notes to maturity

     You will be entitled to receive the return of your principal amount only if you hold your notes to maturity. If you sell your notes in the secondary market, if any, prior to maturity, you may have to sell them at a loss. As a result, you should be willing to hold your notes until maturity.

Your return on the notes may be less than the return on the Index for the same term

     Because the supplemental redemption amount is determined in part based on the arithmetic average of the protected Index closing values at the close of the market on seven Index observation dates, the maturity payment amount may be less than the return you would have received if you had invested a comparable amount in an investment linked to the Index that measured the performance of the Index by comparing only the initial Index reference level with the level of the Index at the close of the market on the final Index observation date. Accordingly, your ability to participate in the appreciation of the Index will be limited. For example, it is possible for the average protected Index closing value to be lower than the initial Index reference level even if the level of the Index at maturity is higher than the initial Index reference level. Please review "Hypothetical Returns" on page P-14.

Your yield may be lower than the yield on a standard debt security of comparable maturity

     The yield that you will receive on your notes may be less than the return you could earn on other investments. For example, your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of American General Finance Corporation with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Although the notes provide for the return of the principal amount, the notes do not provide for the payment of interest during their term, unlike standard senior non-callable debt securities.

Your investment will not reflect the return of owning the common stocks underlying the Index

     As a holder of notes, you will not have voting rights, the right to receive dividends or other distributions or any other rights with respect to the stocks that comprise the Index. Your maturity payment amount will not reflect the return you would realize if you actually owned the stocks underlying the Index and received the dividends paid on those stocks because the maturity payment amount is calculated by reference to the prices of the common stocks underlying the Index without taking into consideration the value of dividends paid on those stocks.

U.S. taxpayers will be required to pay taxes on the notes each year

     If you are a U.S. person, you generally will be required to pay taxes on ordinary income from the notes over their term based upon the comparable yield for the notes determined in accordance with regulations issued by the U.S. Treasury Department, even though you will not receive any payments from us until maturity. The comparable yield is determined solely to calculate the amounts you will be taxed on prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize upon the sale or maturity of the notes will be taxed as ordinary interest income. Conversely, if the maturity payment amount is less than the projected payment at maturity based on the estimated yield for the notes, you would experience an ordinary tax loss to the extent you previously accrued interest income. If you purchase the notes at a time other than the original issue date, the tax consequences may be different. You should consult your tax advisor about your own tax situation.

     For further information, see "Supplemental United States Federal Income Tax Considerations" on page P-20.

There may not be an active trading market for the notes

     Upon issuance, the notes will not have an established trading market. We cannot assure you that a trading market for the notes will ever develop or be maintained if developed. The development of a trading market for the notes will depend on our financial performance and other factors such as the increase, if any, in the level of the Index. Even if a secondary market for the notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your note in any secondary market could be substantial. If you sell your notes before maturity, you may have to do so at a discount from the original public offering price, and, as a result, you may suffer substantial losses. From time to time, the agent may make a market in the notes, but it is not obligated to do so and may discontinue any market-making activity at any time.

     We expect to enter into an arrangement with one of our affiliates to hedge our obligations under the notes. Our affiliate, in turn, expects to enter into an arrangement with an affiliate of the agent to hedge the equity exposure of our obligations under the notes. The original issue price of the notes includes the agent's commission paid with respect to the distribution of the notes and also includes the cost of hedging our obligations under the notes. The fact that the original issue price of the notes includes the commission and hedging costs is expected to adversely affect the secondary market prices, if any, of the notes. In addition, if the agent makes a market in the notes, the price quoted by the agent may differ from values determined by pricing models used by financial institutions, including the agent.

Many factors affect the market value of the notes

     The market value of the notes will be affected by factors beyond our control that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the market value of the notes caused by another factor and that the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor. The following paragraphs describe the expected impact on the market value of the notes given a change in a specific factor, assuming all other conditions remain constant.

     In general, assuming all relevant factors are held constant, we expect that the effect on the market value of the notes of a given change in most of the factors listed below will be less if it occurs later in the term of the notes than if it occurs earlier in the term of the notes.

     The level of the Index is expected to affect the market value of the notes

     We expect that the market value of the notes will depend substantially on the amount by which the level of the protected Index closing value on the Index observation dates exceeds the initial Index reference level. If you choose to sell your notes prior to maturity at a time when the level of the Index is below the initial Index reference level or, if an Index observation date has occurred, at a time when the level of the protected Index closing value for the most recent Index observation date was below or not sufficiently above the initial Index reference level, you may receive substantially less than the principal amount per note. Additionally, if the level of the Index declines shortly before any Index observation date, your supplemental redemption amount could be negatively impacted and you could realize a lower return on your investment.

     Changes in the volatility of the Index are expected to affect the market value of the notes

     Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases, we expect the market value of the notes to increase, all other factors held constant. Conversely, if the volatility of the Index decreases, we expect that the market value of the notes will decrease, all other factors held constant.

     Changes in the levels of interest rates are expected to affect the market value of the notes

     We expect that changes in U.S. interest rates, even if they do not affect the level of the Index as described above, will affect the market value of the notes because you will receive, at a minimum, the principal amount per note at maturity. In general, if U.S. interest rates increase, we expect that the market value of the notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of the notes will increase.

     Notwithstanding the foregoing, interest rates may affect stock prices generally, and in turn the level of the Index, which may exacerbate any impact on the market value of the notes. If interest rates increase, the level of the Index may decrease, and, thus, the market value of the notes may decrease more than it would have from the interest rate move alone.

     Changes in dividend yields of the stocks included in the Index are expected to affect the market value of the notes

     In general, if dividend yields on the stocks included in the Index increase, all other factors being equal, we expect that the market value of the notes will decrease and, conversely, if dividend yields on these stocks decrease, we expect that the market value of the notes will increase. The maturity payment amount will not reflect any dividends paid on the stocks included in the Index.

     As the time remaining to the maturity date decreases, the time premium associated with the notes will decrease

     We anticipate that before their maturity, the notes may trade at a value above that which would be expected based on the level of interest rates and the level of the Index. This difference will reflect a time premium due to expectations concerning the level of the Index during the period before the maturity date of the notes. However, as the time remaining to the maturity date of the notes decreases, we expect that this time premium will decrease, lowering the market value of the notes.

     Changes in our credit ratings may affect the market value of the notes

     Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the market value of the notes. However, because the maturity payment amount is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the arithmetic average of the protected Index closing values on seven Index observation dates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

We and our affiliates have no affiliation with Standard & Poor's and are not responsible for its public disclosure of information

     We and our affiliates are not affiliated with Standard & Poor's in any way (except for licensing arrangements discussed below under "The S&P 500(r) Index") and have no ability to control or predict its actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Index. If S&P discontinues or suspends the calculation of the Index, it may become difficult to determine the market value of the notes or the maturity payment amount. The calculation agent may designate a successor index selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the Index exists, the maturity payment amount will be determined by the calculation agent in its sole discretion. See "Specific Terms of the Notes - Market Disruption Event" on page P-12 and "Specific Terms of the Notes - Discontinuation of the Index; Adjustments to the Index" on page P-11. S&P is not involved in the offer of the notes in any way and has no obligation to consider your interest as an owner of notes in taking any actions that might affect the market value of your notes.

     We have derived the information about S&P and the Index in this pricing supplement from publicly available information, without independent verification. Neither we nor any of our affiliates nor the agent assumes any responsibility for the adequacy or accuracy of the information about the Index or S&P contained in this pricing supplement. You, as an investor in the notes, should make your own investigation into the Index and S&P.

Historical levels of the Index should not be taken as an indication of the future levels of the Index during the term of the notes

     The trading prices of the stocks underlying the Index will determine the level of the Index at any given time. As a result, it is impossible to predict whether the level of the Index will rise or fall. Trading prices of the stocks underlying the Index will be influenced by complex and interrelated political, economic, financial and other factors that can affect the issuers of the stocks underlying the Index.

Purchases and sales by us and our affiliates may affect the return on the notes

     As described below under "Use of Proceeds and Hedging" on page P-25, we or one or more of our affiliates may hedge our obligations under the notes by purchasing stocks underlying the Index, futures or options on the Index or stocks underlying the Index, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the trading prices of stocks underlying the Index or the level of the Index, and we may adjust these hedges by, among other things, purchasing or selling stocks underlying the Index, futures, options, or exchange-traded funds or other derivative instruments with returns linked to the Index or the stocks underlying the Index at any time. Although they are not expected to, any of these hedging activities may adversely affect the trading prices of stocks underlying the Index and/or the level of the Index and, therefore, the market value of the notes and the maturity payment amount. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the notes declines.

Amounts payable on the notes may be limited by state law

     New York State law will govern the issuance of the notes. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

     While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. To the extent permitted by law, we will not voluntarily claim the benefits of any laws concerning usurious rates of interest.

Certain considerations for insurance companies and employee benefit plans

     A fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call "ERISA", or the Internal Revenue Code of 1986, as amended, and that is considering purchasing the notes with the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a "prohibited transaction" under ERISA, the Internal Revenue Code or any substantially similar prohibition. These prohibitions are discussed in further detail under "Employee Retirement Income Security Act" on page P-24.

                          SPECIFIC TERMS OF THE NOTES

     Please note that in this section entitled "Specific Terms of the Notes", references to "holders" mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not indirect holders who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review "Description of the Notes - Book-Entry Notes" in the accompanying prospectus supplement and "Description of Debt Securities - Global Debt Securities" in the accompanying prospectus.

     The notes are part of a series of debt securities, entitled "Medium-Term Notes, Series I", that we may issue under the indenture from time to time as described in the accompanying prospectus supplement and prospectus. The notes are also "indexed notes" as described in the accompanying prospectus supplement.

     This pricing supplement summarizes specific financial and other terms that apply to the notes. Terms that apply generally to Medium-Term Notes, Series I, are described in "Description of the Notes" in the accompanying prospectus supplement and in "Description of Debt Securities" in the accompanying prospectus. The terms described here supplement those described in the accompanying prospectus supplement and prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

     We describe the terms of the notes in more detail below.

No Interest

     While at maturity a beneficial owner of a note will receive a cash payment equal to the maturity payment amount, there will be no other payment of interest, periodic or otherwise.

Denominations

     We will issue the notes in the principal amount of $1,000 per note.

Maturity Payment Amount

     At maturity, for each note you own, you will receive a cash payment equal to the principal amount of $1,000 per note, plus a supplemental redemption amount if the average protected Index return described below is positive. At maturity, for each note you own, you will receive no less than the principal amount of your note.

     Average protected Index return

     The "average protected Index return" will be determined by the calculation agent and will equal the arithmetic average of the protected Index closing values (the "average protected Index closing value") on each of seven specified Index observation dates during the life of the notes divided by the initial Index reference level, minus one. In order for the average protected Index return to be positive and holders of the notes to be entitled to receive a supplemental redemption amount in addition to the return of their principal at maturity, the average protected Index closing value for the seven Index observation dates must be greater than the initial Index reference level.

     The "initial Index reference level" is        , which is the value of the
Index at the close of the market on        ,  2004.

     Protected Index closing value

     The "protected Index closing value" for each Index observation date will be determined by the calculation agent and will equal the greater of (i) the level of the Index at the close of the market on such Index observation date and (ii) the highest level of the Index at the close of the market on any previous Index observation date; provided that on the first Index observation date, which is scheduled to be August 26, 2005, the protected Index closing value will equal the level of the Index at the close of the market on such Index observation date regardless of whether the level of the Index on such date is higher or lower than the initial Index reference level.

     Supplemental Redemption Amount

     * If the average protected Index closing value is greater than the initial Index reference level, the supplemental redemption amount will be calculated as follows:

supplemental redemption amount = $1,000 x average protected Index return where

average protected Index return = (average protected Index closing value/
                                      initial Index reference level    ) - 1

     * If the average protected Index closing value is less than or equal to the initial Index reference level, the supplemental redemption amount will be zero. In that case, you will receive only the principal amount at maturity and will not receive any supplemental redemption amount. See "Hypothetical Returns" for examples of hypothetical payouts on the notes.

     The protected Index closing value on any Index observation date after the initial Index observation date will be the greater of (i) the Index closing value on such Index observation date and (ii) the highest Index closing value on any previous Index observation date. If the Index closing value on the first Index observation date increases over the initial Index reference level, you will be able to determine a minimum supplemental redemption amount due to you at maturity. In this case, the actual supplemental redemption amount may be higher if the Index increases on any subsequent Index observation date. See, for example, Example 1 under "Hypothetical Returns". If, on the other hand, the Index closing value on the first Index observation date decreases from the initial Index reference level, there can be no assurance that the Index will increase sufficiently on subsequent Index observation dates to result in a supplemental redemption amount. See, for example, Example 3 under "Hypothetical Returns".

     You can review the historical values of the Index in the section of this pricing supplement called "The S&P 500(r) Index - Historical Closing Levels of the Index".

     Index observation dates

     The "Index observation dates" will be August 26, 2005, August 28, 2006, August 27, 2007 and August 26, 2008, 2009, 2010 and 2011, subject to adjustment as discussed below and in "- Market Disruption Event".

     If any Index observation date occurs on (i) a day that is not a scheduled trading day or (ii) a disrupted day, then such Index observation date shall be the next succeeding scheduled trading day that is not a disrupted day. If any Index observation date is delayed for eight scheduled trading days due to the days being disrupted days, then such eighth scheduled trading day will be such Index observation date, and the calculation agent shall, in its sole discretion, make a good faith effort to determine the level of the Index that would have prevailed in the absence of a market disruption event. If the final Index observation date is postponed in such manner, then the maturity date of the notes will be postponed an equal number of scheduled trading days.

     A "scheduled trading day" means any day on which each exchange and related exchange is scheduled to be open for its respective regular trading sessions.

     An "exchange" means the primary organized exchange or quotation system for trading any securities included in the Index and any successor to any such exchange or quotation system or any substitute exchange or quotation system to which trading in any securities underlying the Index has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the securities underlying the Index on such substitute exchange or quotation system as on the original exchange).

     A "related exchange" means each exchange or quotation system on which futures or options contracts relating to the Index are traded, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to the Index has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the Index on such temporary substitute exchange or quotation system as on the original related exchange).

     A "disrupted day" means any scheduled trading day on which a relevant exchange or related exchange fails to open for trading during its regular trading session or on which a market disruption event (as defined in "- Market Disruption Event" below) has occurred.

     If any payment is due on the notes on a day which is not a business day, then such payment may then be made on the next day that is a business day, in the same amount and with the same effect as if paid on the original due date.

     A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York and London.

     Deutsche Bank AG London will serve as the calculation agent. All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination of a manifest error, shall be conclusive for all purposes and binding on us and the holders and beneficial owners of the notes. All calculations with respect to the average protected Index closing value and the average protected Index return will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g. .876545 would be rounded to .87655) and all dollar amounts paid on the notes will be rounded to the nearest cent, with one-half cent rounded upward. We may at any time change the calculation agent without notice to holders of notes.

Discontinuation of the Index; Adjustments to the Index

     If Standard & Poor's discontinues publication of the Index and Standard & Poor's or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a "successor index"), then, upon the calculation agent's notification of any determination to the trustee and us, the calculation agent will substitute the successor index as calculated by Standard & Poor's or any other entity for the Index and calculate the maturity payment amount as described above under "- Maturity Payment Amount". Upon any selection by the calculation agent of a successor index, we shall cause notice to be given to holders of the notes.

     In the event that Standard & Poor's discontinues publication of the Index and:

     *  the calculation agent does not select a successor index, or

     * the successor index is no longer published on any of the relevant scheduled trading days,

then the calculation agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the level of the Index before any discontinuation but using only those securities that comprised the Index prior to such discontinuation. If a successor index is selected or the calculation agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes going forward, including for purposes of determining whether a market disruption event exists, even if Standard & Poor's elects to begin republishing the Index, unless the calculation agent in its sole discretion decides to use the republished Index.

     If Standard & Poor's discontinues publication of the Index before maturity of the notes and the calculation agent determines that no successor index is available at that time, then on each scheduled trading day until the earlier to occur of:

     *  the determination of the maturity payment amount, or

     * a determination by the calculation agent that a successor index is available,

the calculation agent will determine the level that would be used in computing the maturity payment amount as described in the preceding paragraph as if that day were a scheduled trading day. The calculation agent will cause notice of each level to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these levels to be made available by telephone.

     Notwithstanding these alternative arrangements, discontinuation of the publication of the Index would be expected to adversely affect the market value of, liquidity of and trading in the notes.

     If at any time the method of calculating the level of the Index or the level of the successor index changes in any material respect, or if the Index or successor index is in any other way modified so that the Index or successor index does not, in the opinion of the calculation agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, with respect to each date that the closing level of the Index is to be calculated, make any adjustments as soon as practicable after such date as in the good faith judgment of the calculation agent may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index or such successor index, as the case may be, as if those changes or modifications had not been made, and calculate the closing level with reference to the Index or such successor index, as so adjusted. Accordingly, if the method of calculating the Index or a successor index is modified and has a diluting or concentrative effect on the level of such index, e.g., due to a split, then the calculation agent shall adjust such index in order to arrive at a level of such index as if it had not been modified, e.g., as if a split had not occurred.

     Neither the calculation agent nor we will have any responsibility for good faith errors or omissions in calculating or disseminating information regarding the Index or any successor index or as to modifications, adjustments or calculations by Standard & Poor's or any successor index sponsor in order to arrive at the level of the Index or any successor index.

Market Disruption Event

     A market disruption event, as determined by the calculation agent in its sole discretion, means a relevant exchange or any related exchange fails to open for trading during its regular trading session or the occurrence or existence of any of the following events:

     * a trading disruption, if the calculation agent determines it is material, at any time during the one hour period that ends at the close of trading for the applicable exchange;

     * an exchange disruption, if the calculation agent determines it is material, at any time during the one hour period that ends at the close of trading for the applicable exchange; or

     *  an early closure.

     For the purposes of determining whether a market disruption event exists at any time, if a market disruption event occurs in respect of a security included in the Index at any time, then the relevant percentage contribution of that security to the level of the Index shall be based on a comparison of
(i) the portion of the level of the Index attributable to that security and
(ii) the overall level of the Index, in each case immediately before the occurrence of such market disruption event.

     A "trading disruption" means any suspension of or limitation imposed on trading by the relevant exchange or related exchange or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchange or related exchange or otherwise, (i) relating to securities that comprise 20 percent or more of the level of the Index or (ii) in options contracts or futures contracts relating to the Index on any relevant related exchange.

     An "exchange disruption" means any event (other than a scheduled early closure) that disrupts or impairs (as determined by the calculation agent in its sole discretion) the ability of market participants in general to (i) effect transactions in or obtain market values on any relevant exchange or related exchange in securities that comprise 20 percent or more of the level of the Index or (ii) effect transactions in options contracts or futures contracts relating to the Index on any relevant related exchange.

     An "early closure" means the closure on any exchange business day of any relevant exchange relating to securities that comprise 20 percent or more of the level of the Index or any related exchange prior to its normally scheduled closing time unless such earlier closing time is announced by such exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such exchange or related exchange on such exchange business day and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such exchange business day.

     An "exchange business day" means any scheduled trading day on which each exchange and related exchange is open for business during its regular trading session, notwithstanding any such exchange or related exchange closing prior to its scheduled weekday closing time, without regard to after hours or other trading outside its regular trading session hours.

Events of Default and Acceleration

         In case an event of default with respect to any notes has occurred and is continuing, the amount payable to a beneficial owner of a note upon any acceleration permitted by the notes, with respect to the principal amount of each note, will be equal to the maturity payment amount, calculated as though the date of early repayment were the maturity date of the notes. If one or more Index observation dates have already occurred, the protected Index closing value with respect to each such Index observation date shall be considered in determining the maturity payment amount. If a bankruptcy proceeding is commenced in respect of us, the claim of the beneficial owner of a note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the notes.

     In case of default in payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.

                             HYPOTHETICAL RETURNS

     The supplemental redemption amount, if any, is based in part on the average protected Index return, the calculation of which depends on the protected Index closing values on seven Index observation dates over the term of the notes. Because the value of the Index may be subject to significant fluctuations over the term of the notes, it is not possible to present a chart or table illustrating a complete range of possible payouts at maturity. The examples of the hypothetical return calculations that follow are intended to illustrate the effect of general trends in the closing value of the Index on the maturity payment amount as a result of basing the supplemental redemption amount in part on the average protected Index return. However, the Index may not appreciate or depreciate over the term of the notes in accordance with any of the trends depicted by the hypothetical examples below.

     The following three examples illustrate the maturity payment amount on the notes for a range of hypothetical protected Index closing values on each of the seven Index observation dates and demonstrate the impact of basing the calculation of the supplemental redemption amount for the notes on the protected Index closing values rather than the actual Index closing values. The protected Index closing value on each Index observation date after the first Index observation date equals the greater of (a) the level of the Index at the close of the market on such Index observation date and (b) the highest level of the Index at the close of the market on any previous Index observation date.

     These examples are based on a hypothetical initial Index reference level of 1,100 and an issue price for each note of $1,000. The protected Index closing values that are greater than the actual level of the Index at the close of the market on such Index observation date, which we refer to as the "actual Index closing value", are indicated in bold typeface below.

                                                        Example 1                  Example 2                  Example 3
                                                Actual Index   Protected   Actual Index   Protected   Actual Index   Protected
                                                  Closing    Index Closing   Closing    Index Closing   Closing    Index Closing
                                                   Value         Value        Value         Value        Value         Value
                     1st Index Observation Date  1,200        1,200         1,000        1,000           950          950
                     2nd Index Observation Date  1,300        1,300         1,250        1,250           850          950
                     3rd Index Observation Date  1,400        1,400         1,350        1,350           950          950
                     4th Index Observation Date  1,500        1,500         1,200        1,350         1,000        1,000
                     5th Index Observation Date  1,600        1,600         1,050        1,350           950        1,000
                     6th Index Observation Date  1,700        1,700         1,000        1,350         1,050        1,050
                   Final Index Observation Date  1,800        1,800         1,050        1,350         1,000        1,050
            Average Actual Index Closing Value:  1,500.00          -        1,128.57          -          964.29          -
         Average Protected Index Closing Value:       -       1,500.00           -       1,285.71           -         992.86
                Average Protected Index Return:       -          36.36%          -          16.88%          -           0%
   Average Protected Index Return (Annualized):       -           4.53%          -           2.25%          -           0%
                Supplemental Redemption Amount:   $363.64      $363.64        $25.97      $168.83         $0           $0
Maturity Payment Amount on a $1,000 Investment: $1,363.64    $1,363.64     $1,025.97    $1,168.83     $1,000       $1,000

* In Example 1, the actual Index closing value increases on each Index observation date. Consequently, the protected Index closing value on each Index observation date equals the actual Index closing value on that date, and the average protected Index closing value of 1,500 is the same as the average actual Index closing value. At maturity, for each note the investor receives $1,363.64, which is the sum of the principal amount of $1,000 and the supplemental redemption amount of $363.64. This maturity payment amount represents a 36.36% increase above the issue price of the notes (4.53% annualized), but is less than the simple Index price return (63.63%) over the same period (7.29% annualized).

* In Example 2, as the actual Index closing value increases to 1,250 and 1,350 on the second and third Index observation dates, respectively, the protected Index closing value locks in each progressively higher actual Index value, thereby enabling the investor to share in the subsequent increases in the actual Index value that exceed the highest level of the Index on any previous Index observation date while providing protection from subsequent declines in the Index. The actual Index closing value decreases on the fourth Index observation date and decreases further on the fifth and sixth Index observation dates, but the investor is protected from such declines by the higher actual Index closing value on the third Index observation date. Consequently, although the average actual Index closing value over the life of the notes is 1,128.57, the average protected Index closing value equals 1,285.71. At maturity, for each note the investor receives $1,168.83, which is the sum of the principal amount of $1,000 and the supplemental redemption amount of $168.83. The maturity payment amount on the notes represents a 16.88% increase above the issue price of the notes (2.25% annualized) and is greater than the simple Index price return over the same period.

* In Example 3, the actual Index closing value declines on the first and second Index observation dates to 950 and 850, respectively. The protected Index closing value for each of the first two Index observation dates equals 950, because the actual Index closing value of 950 on the first Index observation date establishes a minimum protected Index closing value for subsequent Index observation dates on which the Index remains below
    950. Although the average protected Index closing value of 992.86 is greater than the average actual Index closing value of 964.29, the average protected Index closing value is less than the initial Index reference level of 1,100 and therefore there is no supplemental redemption amount. However, the investor receives the principal amount of $1,000 per note at maturity, even though the Index declines over the life of the notes.

                             THE S&P 500(r) INDEX

     We have obtained all information regarding the Index contained in this pricing supplement, including its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, Standard & Poor's. Standard & Poor's has no obligation to continue to publish, and may discontinue publication of, the Index. Neither we nor the agent assumes any responsibility for the accuracy or completeness of such information.

     The Index is determined, comprised and calculated by Standard & Poor's without regard to the notes. The Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 substantially similar companies during the base period of the years 1941 through 1943. As of July 30, 2004, 423 companies or 84.4% of the Index traded on the New York Stock Exchange; 75 companies or 15.4% of the Index traded on The Nasdaq Stock Market; and two companies or 0.2% of the Index traded on the American Stock Exchange. As of July 30, 2004, the aggregate market value of the 500 companies included in the Index represented approximately 78% of the aggregate market value of stocks included in the Standard & Poor's Stock Guide Database of domestic common stocks traded in the United States, excluding American depositary receipts and shares of real estate investment trusts, limited partnerships and mutual funds. Standard & Poor's chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange, which Standard & Poor's uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor's include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index with the number of companies as of July 30, 2004 included in each group indicated in parentheses: consumer discretionary (85), consumer staples (37), energy (27), financials (81), health care (54), industrials (59), information technology
(80), materials (33), telecommunication services (11) and utilities (33). Standard & Poor's may from time to time, in its sole discretion, add companies to, or delete companies from, the Index to achieve the objectives stated above.

     The level of the Index at any time does not reflect the payment of dividends on the stocks included in the Index (each, a "component stock"). Because of this factor, the return on the notes will not be the same as the return you would receive if you were to purchase these stocks and hold them for a period equal to the term of the offered notes.

Computation of the Index

     Standard & Poor's currently computes the S&P 500(r) Index as of a particular time as follows:

     * the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the "market value" of that stock);

     * the market values of all component stocks as of that time are aggregated;

     * the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

     * the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value");

     * the current aggregate market value of all component stocks is divided by the base value; and

     *  the resulting quotient, expressed in decimals, is multiplied by ten.

     While Standard & Poor's currently employs the above methodology to calculate the Index, no assurance can be given that Standard & Poor's will not modify or change this methodology in a manner that may affect the payment amount for the notes upon maturity or otherwise.

     Standard & Poor's adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor's to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

     *  the issuance of stock dividends;

     * the granting to shareholders of rights to purchase additional shares of stock;

     *  the purchase of shares by employees pursuant to employee benefit plans;

     *  consolidations and acquisitions;

     * the granting to shareholders of rights to purchase other securities of the issuer;

     * the substitution by Standard & Poor's of particular component stocks in the Index; and

     *  other reasons.

     In these cases, Standard & Poor's first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value x (New Market Value/Old Market Value) = New Base Value

     The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the Index.

Historical Closing Levels of the Index

     Since its inception, the level of the Index has experienced significant fluctuations. Any historical upward or downward trend in the closing level of the Index during any period shown below is not an indication that the average protected Index return is more likely to be positive or negative during the term of the notes. The historical Index levels do not give an indication of future levels of the Index. We cannot make any assurance that the future levels of the Index or the trading prices of the component stocks will result in holders of the notes receiving a maturity payment amount greater than the principal amount of their notes on the maturity date. We do not make any representation to you as to the performance of the Index.

     We obtained the closing levels of the Index listed below from Bloomberg Financial Services, without independent verification. The actual level of the Index at or near the maturity date or on any Index observation date may bear little relation to the historical levels shown below.

     The graph below illustrates the month-end levels of the Index from January 1980 through July 2004.

(Table replaces graph.)

   DATE       INDEX LEVEL
01/31/1980       114.16
01/30/1981       129.55
01/29/1982	 120.40
01/31/1983       145.30
01/31/1984       163.41
01/31/1985       179.63
01/31/1986       211.78
01/30/1987       274.08
01/29/1988       257.07
01/31/1989       297.47
01/31/1990       329.08
01/31/1991       343.93
01/31/1992       408.79
01/29/1993       438.78
01/31/1994       481.61
01/31/1995       470.42
01/31/1996       636.02
01/31/1997       786.16
01/30/1998       980.28
01/29/1999      1279.64
01/31/2000      1394.46
01/31/2001      1366.01
01/31/2002      1130.20
01/31/2003       855.70
01/30/2004      1131.13
07/30/2004      1101.72

     The following table sets forth the level of the Index at the end of each month, in the period from January 1996 through July 2004. The actual levels of the Index at or near the maturity date or on any Index observation date may bear little relation to the historical levels shown below. Any historical upward or downward trend in the level of the Index during any period set forth below is not any indication that the level of the Index is more or less likely to increase or decrease at any time during the term of the notes.

                    Month-End Closing Levels of the Index
            1996    1997     1998     1999     2000     2001     2002     2003     2004
January    636.02  786.16   980.28  1279.64  1394.46  1366.01  1130.20   855.70  1131.13
February   640.43  790.82  1049.34  1238.33  1366.42  1239.94  1106.73   841.15  1144.94
March      645.50  757.12  1101.75  1286.37  1498.58  1160.33  1147.39   848.18  1126.21
April      654.17  801.34  1111.75  1335.18  1452.43  1249.46  1076.92   916.92  1107.30
May        669.12  848.28  1090.82  1301.84  1420.60  1255.82  1067.14   963.59  1120.68
June       670.63  885.14  1133.84  1372.71  1454.60  1224.42   989.82   974.50  1140.84
July       639.95  954.29  1120.67  1328.72  1430.83  1211.23   911.62   990.31  1101.72
August     651.99  899.47   957.28  1320.41  1517.68  1133.58   916.07  1008.01
September  687.31  947.28  1017.01  1282.71  1436.51  1040.94   815.28   995.97
October    705.27  914.62  1098.67  1362.93  1429.40  1059.78   885.76  1050.71
November   757.02  955.40  1163.63  1388.91  1314.95  1139.45   936.31  1058.20
December   740.74  970.43  1229.23  1469.25  1320.28  1148.08   879.82  1111.92

     On August 5, 2004, the closing level of the Index was 1080.70.

License Agreement

     Standard & Poor's does not guarantee the accuracy and/or the completeness of the Index or any data included in the Index. S&P makes no warranty, express or implied, as to results to be obtained by the calculation agent, holders of the notes, or any other person or entity from the use of the Index or any data included in the Index in connection with the rights licensed under the license agreement described in this pricing supplement or for any other use. S&P makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Index or any data included in the Index. Without limiting any of the above information, in no event shall S&P have any liability for any special, punitive, indirect or consequential damages, including lost profits, even if notified of the possibility of these damages.

     S&P and AIG Financial Products Corp. have entered into a non-exclusive license agreement providing for the license to AIG Financial Products Corp., its subsidiaries and affiliates (including us), in exchange for a fee, of the right to use the Index in connection with some securities, including the notes.

     The notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general stock market performance. S&P's only relationship to AIG Financial Products Corp. (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the Index which is determined, composed and calculated by S&P without regard to AIG Financial Products Corp. or the notes. S&P has no obligation to take the needs of AIG Financial Products Corp. or the holders of the notes into consideration in determining, composing or calculating the Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

    "Standard & Poor's(r)", "S&P(r)", "S&P 500(r)", "Standard & Poor's 500" and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by AIG Financial Products Corp., its subsidiaries and affiliates (including us). The notes are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the notes.

        SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding notes as a hedge against currency or other risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes arising under the laws of any other taxing jurisdiction.

     The discussion below supplements the discussion under "Certain United States Federal Income Tax Considerations" in the accompanying prospectus supplement and is subject to the limitations and exceptions set forth therein. Except as otherwise noted under "Non-U.S. Holders" below, this discussion is only applicable to you if you are a U.S. Holder (as defined in the accompanying prospectus supplement).

     In the opinion of Baker & Daniels, the notes will be treated as debt instruments subject to special rules governing contingent payment obligations for United States federal income tax purposes. The following discussion assumes that, for U.S. federal income tax purposes, the notes are correctly treated as indebtedness and that the issue price of the notes is equal to the principal amount thereof.

Accrual of Interest

     For United States federal income tax purposes, each note will be a single debt instrument subject to the Treasury regulations governing contingent payment debt instruments. All payments on the notes will be taken into account under these Treasury regulations. By purchasing a note, you agree to this treatment of the note and to report all income (or loss) with respect to the note according to these Treasury regulations. As discussed more fully below, the effect of these Treasury regulations will be to:

     * require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the notes;

     * result in the accrual of original issue discount by you based on the "comparable yield" of the notes even though no cash payments will be made to you until maturity of the notes; and

     * generally result in ordinary rather than capital treatment of any gain, and to some extent loss, upon maturity or on the sale, exchange or other disposition of the notes.

     Under the contingent payment debt rules, you will be required to include original issue discount in income each year, regardless of your usual method of tax accounting, based on the "comparable yield" of the notes, which will generally be the rate at which we could issue a fixed rate debt instrument with terms and conditions similar to the notes, but in any event not less than the applicable federal rate (based on the overall maturity of the notes). We are required to provide the comparable yield to you and, solely for tax purposes, are also required to provide a projected payment schedule that estimates the amount and timing of contingent payments on the notes. We have
determined that the comparable yield is an annual rate of      %, compounded
semi-annually.  Based on the comparable yield, the projected supplemental
redemption amount per $1,000 note is $        due at stated maturity.  The
projected payment schedule will be discussed under "Hypothetical Table" below.

     You are required to use the comparable yield determined by us and the projected payments set forth in the projected payment schedule prepared by us in determining your interest accruals, and the adjustments thereto, in respect of the notes unless you determine that your projected payment schedule is unreasonable and you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

     The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the notes, and we make no representations regarding the actual amount of contingent payments with respect to the notes.

     The amount of original issue discount on a note for each accrual period is determined by multiplying the comparable yield of the note, adjusted for the length of the accrual period, by the note's adjusted issue price (as defined below) at the beginning of the accrual period, determined in accordance with the rules set forth in the Treasury regulations governing contingent payment debt instruments. The amount of original issue discount so determined is then allocated on a ratable basis to each day in the accrual period that you held the note. In general, for these purposes, a note's "adjusted issue price" will equal the note's issue price ($1,000), increased by the original issue discount previously accrued on the note.

     If the actual supplemental redemption amount made on the notes differs from the projected supplemental redemption amount, an adjustment will be made for the difference. A positive adjustment, for the amount by which the actual supplemental redemption amount exceeds the projected supplemental redemption amount, will be treated as additional interest on the stated maturity date. A negative adjustment, for the amount by which the projected supplemental redemption amount exceeds the actual supplemental redemption amount, will:
(a) first, reduce the amount of original issue discount required to be accrued in the taxable year in which the stated maturity date occurs; and (b) second, to the extent that such negative adjustment exceeds the amount of original issue discount accrued in the taxable year in which the stated maturity date occurs, be treated as ordinary loss to the extent of your total prior original issue discount inclusions with respect to the note.

     If you purchase the notes for an amount that differs from the notes' adjusted issue price at the time of the purchase, you will be subject to rules providing for certain adjustments to the foregoing rules.

     Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

Hypothetical Table

     The following table sets forth the amount of interest that would be deemed to have accrued with respect to each note during each accrual period over an assumed term of approximately seven years for the notes based upon a hypothetical projected payment schedule for the notes (including both a hypothetical projected supplemental redemption amount and a hypothetical comparable yield equal to 4.78% per annum (compounded semiannually)) as determined by the agent for purposes of illustrating the application of the Treasury regulations governing contingent payment debt instruments to the notes as if the notes had been issued on September 3, 2004 and were scheduled to mature on August 31, 2011. The following table is for illustrative purposes only. The actual projected payment schedule for the notes (including both the actual projected supplemental redemption amount and the actual comparable yield) will be determined by the agent on the pricing date and will depend upon actual market interest rates (and thus the agent's borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the notes (including both the actual projected supplemental redemption amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final pricing supplement delivered to investors in connection with the initial sale of the notes.

                                                             Total interest deemed
                                       Interest deemed to      to have accrued on
                                         accrue on notes       notes as of end of
                                      during accrual period      accrual period
          Accrual Period                   (per note)              (per note)
September 3, 2004 thru March 3, 2005       $  23.70                  $   23.70
March 4, 2005 thru September 3, 2005       $  24.67                  $   48.37
September 4, 2005 thru March 3, 2006       $  24.85                  $   73.22
March 4, 2006 thru September 3, 2006       $  25.86                  $   99.08
September 4, 2006 thru March 3, 2007       $  26.05                  $  125.13
March 4, 2007 thru September 3, 2007       $  27.11                  $  152.24
September 4, 2007 thru March 3, 2008       $  27.46                  $  179.70
March 4, 2008 thru September 3, 2008       $  28.43                  $  208.13
September 4, 2008 thru March 3, 2009       $  28.64                  $  236.77
March 4, 2009 thru September 3, 2009       $  29.80                  $  266.57
September 4, 2009 thru March 3, 2010       $  30.02                  $  296.59
March 4, 2010 thru September 3, 2010       $  31.24                  $  327.83
September 4, 2010 thru March 3, 2011       $  31.47                  $  359.30
March 4, 2011 thru August 31, 2011         $  32.22                  $  391.52

Hypothetical projected supplemental redemption amount = $391.52 per note

Sale, Exchange or Other Disposition of Notes

     Upon the sale, exchange or other disposition of a note, you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the note (as defined above). Such gain on a note generally will be treated as ordinary income. Loss from the disposition of a note will be treated as ordinary loss to the extent of your prior net original issue discount inclusions with respect to the note. Any loss in excess of that amount will be treated as capital loss.

Non-U.S. Holders

     If you are a Non-U.S. holder, you generally will not be subject to United States withholding tax with respect to payments on your notes, provided you submit the appropriate certifications, but you will be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes unless you comply with certain certification and identification requirements as to your foreign status. Certification of the registered owner's non-U.S. status would normally be made on an IRS Form W-8BEN under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence. See "Certain United States Federal Income Tax Considerations - Non-U.S. Holders" in the accompanying prospectus supplement.

Backup Withholding

     Backup withholding of United States federal income tax may apply to ayments made in respect of the notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the notes to a U.S. Holder must be reported to the Internal Revenue Service, which we refer to as the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those Non-U.S. Holders who are not exempt recipients.
In addition, upon the sale of a note to (or through) a broker, the broker must report the sale and withhold on the entire purchase price, unless either the broker determines that the seller is a corporation or other exempt recipient or the seller certifies that such seller is a Non-U.S. Holder (and certain other conditions are met).

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States federal income tax provided the required information is furnished to the IRS. Prospective investors are strongly urged to consult their own tax advisors with respect to the backup withholding requirements.

                      EMPLOYEE RETIREMENT INCOME SECURITY ACT

     A fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the "Code").

     Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also "plans"), from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

     The acquisition of the notes by a plan with respect to which we or certain of our affiliates are or become a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the notes. These exemptions are:

     * PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

     * PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

     * PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

     * PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

     * PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

     The notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the notes or any interest in the notes will be deemed to have represented by its purchase and holding of the notes that it either (1) is not a plan or a plan asset entity and is not purchasing those notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the notes or any interest in the notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the notes that its purchase and holding will not violate the provisions of any similar law.

     Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

     If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the notes, you should consult your legal counsel.

                       USE OF PROCEEDS AND HEDGING

     The net proceeds from the sale of the notes will be used as described under "Use of Proceeds" in the accompanying prospectus and to hedge market risks associated with our obligation to pay the maturity payment amount of the notes.

     The hedging activity discussed above may adversely affect the market value of the notes from time to time and the maturity payment amount you will receive on the notes at maturity. See "Risk Factors - There may not be an active trading market for the notes" and "- Purchases and sales by us and our affiliates may affect the return on the notes" for a discussion of these adverse effects.